SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
(Amendment No. 2)*

Equicap, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29441R 30 4
(CUSIP Number)

With a copy to: Jason Lu c/o Equicap, Inc. 10510 Hillsboro Road Santa Ana, CA 92705 904-507-4937	with a copy to: Andrew D. Hudders, Esq. Golenbock Eiseman Assor Bell & Peskoe LLP 437 Madison Avenue, 40th Floor New York, New York 10022 (212) 907-7349
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless for displays a current valid OMB control number.

SCHEDULE 13D

CUSIP No. 29441R 30 4	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jason Lu I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (Exchange of Securities)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 1,553,634
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER -0-
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 1,553,634
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,553,634
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.52%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 29441R 30 4	Page 3 of 7 Pages

Item 1.	Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the common stock (the “Common Stock”) of Equicap, Inc., a Nevada corporation (the “Issuer”).  The principal executive office of the Issuer is 10510 Hillsboro Road, Santa Ana, CA 92705.

Item 2.	Identity and Background.

(a)	Mr. Jason Lu is reporting on his ownership of Common Stock in this Schedule 13D.

(b)	The Reporting Person is an individual. The Reporting Person’s business address is 10510 Hillsboro Road, Santa Ana, CA 92705.

(c)	The Reporting Person is a director and the Chief Executive Officer of the Registrant.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds and Other Consideration.

The Reporting Person acquired the shares of the Issuer pursuant to a Share Exchange Agreement (“Share Exchange”) under which all the shares of Usunco Automotive Limited, a British Virgin Islands company (“Usunco”), of which the Reporting Person was a stockholder, were exchanged for shares of the Issuer.  The exchange was consummated on March 9, 2007.  The Reporting Person surrendered all of his shares of Usunco in exchange for 5,141,945 shares of Common Stock of the Issuer.  In connection with the Share Exchange and as described in more detail in Item 6 hereof, the Reporting Person, along with seven other former shareholders of Usunco, agreed to place into escrow an aggregate of 10,140,846 shares of Common Stock issued in the Share Exchange (the “Make Good Shares”).  On or about October 10, 2008, an aggregate of 7,098,592 shares of the Make Good Shares were released from escrow and transferred to other individuals in connection with the escrow arrangement supplementing the 2007 release.  The Reporting Person was the beneficial owner of 2,511,818 of those shares, thereby making him the beneficial owner of 1,553,634 shares of Common Stock following such release.

SCHEDULE 13D

CUSIP No. 29441R 30 4	Page 4 of 7 Pages

Item 4.	Purpose of Transaction

The Reporting Person obtained the Common Stock for investment purposes.  The Reporting Person disclaims any membership in a group relating to the Issuer.

At the date of this Statement, the Reporting Person, except as set forth in this Statement and consistent with his position as an officer and director of the Issuer, does not have any plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that the Reporting Person may, depending upon prevailing market prices or conditions, decide to increase or decrease his position in the Issuer through open market or privately negotiated transactions with third parties;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors, except as set forth in the Share Exchange Agreement;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those actions enumerated above.

SCHEDULE 13D

CUSIP No. 29441R 30 4	Page 5 of 7 Pages

Item 5.	Interest in Securities of the Issuer.

As of December 15, 2008, the Reporting Person beneficially owned 1,553,634 shares of the Issuer’s Common Stock representing approximately 5.52% of the shares of the Issuer’s Common Stock issued and outstanding as of such date.

Transactions by the Reporting Person in the Issuer’s Common Stock effected in the past 60 days are described in Item 3 above and in Item 6 below.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the Share Exchange, the Issuer conducted a private placement of securities.  As an inducement to the investors, the Reporting Person agreed to lock up his shares for a period of time and pledge a portion of his shares pursuant to an escrow agreement (the “Make Good Escrow Agreement”).

Make Good Escrow Agreement

In connection with the Share Exchange and the terms of the private placement to institutional investors (“Investors”) by the Issuer (“Offering”), for the benefit of the Investors, eight of the former shareholders of Usunco agreed to place into escrow an aggregate of 10,140,846 shares of Common Stock issued in the Share Exchange.  On or about October 1, 2007, an aggregate of 3,042,252 shares were released from the escrow account, and on or about October 10, 2008, an aggregate of 7,098,592 shares were released from the escrow account.  All the shares were transferred to the investors entitled to them in respect of the make good arrangement.  The 2008 release was made because the Issuer did not meet the economic goals for the June 30, 2008 period.  The escrow agreement is now terminated.

Lock Up Restrictions

Stockholders of the Issuer who are the officers and directors or their affiliates, which include the Reporting Person, who now holds 1,553,634 shares of Common Stock, entered into a lock up agreement under which they are prohibited from selling or otherwise transferring any of their shares of Common Stock for a period ending the later of (i) twelve (12) months following the effective date of the initial registration statement filed for the resale of the shares of Common Stock issued to the Investors or (ii) two years after the consummation of the Share Exchange.

SCHEDULE 13D

CUSIP No. 29441R 30 4	Page 6 of 7 Pages

Item 7.	Material to be Filed as Exhibits.

Form of Make Good Escrow Agreement, dated March 7, 2007, incorporated by reference from the Issuers Current Report on Form 8-K, dated March 9, 2007, Exhibit 10.3.

Form of Lock Up Agreement, dated March 7, 2007, incorporated by reference from the Issuer’s Current Report on From 8-K, dated March 9, 2007, Exhibit 10.12.

SCHEDULE 13D

CUSIP No. 29441R 30 4	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 15, 2008

/s/ Jason Lu
Jason Lu